THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

November 17, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Friday, October 27, 2006 on Post-Effective Amendment No. 72 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the Appleseed Fund (the “Fund”). Our responses to your comments are set forth below.

Prospectus

Comment: Under “Principal Risks – Foreign Securities Risk,” disclose currency risk.

Response: As requested, we have added currency risk as a risk of investing in foreign securities.

Comment: Under the “Example” following the fee table, the number listed as expenses an investor would incur in a 3-year period should not include the fee waiver, which will expire in two years.

Response: As requested, the Trust’s administrator has provided a revised expense number.

Comment: Under Investment Advisor – Portfolio Managers, (i) discuss any limitations imposed on any member of the investment committee, (ii) discuss each member’s duties and responsibilities on the committee and how such responsibilities relate to those of other members of the committee, and (iii) describe each member’s duties and responsibilities at the advisor for the past 5 years (e.g., portfolio management, research, trading, administrative, etc.).

Response: As requested, we have revised this section relating to the Fund’s portfolio managers as follows:

Portfolio Managers. The Fund’s portfolio managers work closely with all members of the adviser’s research team and are jointly responsible for making the investment decisions for the Fund. A majority of the portfolio managers must approve the purchase of any new portfolio companies and the sale of existing portfolio companies.

Ronald Strauss, CFA – President of the adviser. Mr. Strauss is responsible for the day-to-day management of the Fund’s portfolio and for following several portfolio companies in the Fund. As President of the adviser, Mr. Strauss is also responsible for managing the firm, for overseeing its research and investment process, and for managing separate account portfolios unrelated to the Fund.

Mr. Strauss began his career in the securities industry over 35 years ago as an analyst in Montgomery Ward’s Corporate Research Department in 1965, and in 1967 he was promoted to Project Manager. In 1969, Mr. Strauss joined Mesirow and Co. as a registered representative and subsequently became a security analyst. He received the Chartered Financial Analyst (CFA) designation in 1973 and he became Director of Research and General Partner of Mesirow in 1974. In 1978, he joined William Blair & Company as a Securities Analyst and in 1980 was made a General Partner. In 1996, he formed Ardmore Partners, an investment advisory firm with $40 million under management at its peak, and jointly managed Sirius Partners, an investment partnership with $300 million under management. He received a BS in history from the University of Wisconsin in 1961 and an MBA from New York University in 1965.

Richard Singer, CFA – Senior Vice President of the adviser. Mr. Singer is responsible for following several portfolio companies in the Fund. As Senior Vice President of the adviser, Mr. Singer is also responsible for managing separate account portfolios unrelated to the Fund.

Mr. Singer began his career in the securities industry in the investment departments of The Northern Trust Company and Chicago Title and Trust in 1968. Prior to co-founding the adviser, Mr. Singer was Vice President-Investments of Mesirow and Co., where he also served as research analyst and investment executive, from 1972 to 1989. Mr. Singer was awarded the Chartered Financial Analyst (CFA) designation in 1977. He received a B.S. in Economics from the University of Illinois in 1966 and an MBA from the University of California – Los Angeles in 1968.

William Pekin, CFA – Senior Vice President of the adviser. Mr. Pekin is responsible for following several portfolio companies in the Fund. As Senior Vice President of the adviser, Mr. Pekin is also responsible for managing separate account portfolios unrelated to the Fund.

Prior to joining the adviser in 2001, Mr. Pekin worked in the investment banking division of Credit Suisse First Boston in Chicago. Prior to this position he was an investment banker and high yield/high grade research analyst at Donaldson, Lufkin & Jenrette in New York. Mr. Pekin began his career at MetLife Investment Management Corp. in 1993. Mr. Pekin earned a BA from Haverford College and an MBA from the Wharton School of the University of Pennsylvania in 2000. He was awarded the Chartered Financial Analyst (CFA) designation in 2003.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please let us know and we will further revise. Please call me at 314-552-6295 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

In connection with post-effective amendment no. 72 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, Appleseed Fund (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement about the Fund are its responsibility;

2.

The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:/s/ Heather A. Bonds_________
Heather A. Bonds, Secretary